UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

1 MAY 2015

Commission File number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-189150 and 333-189150-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2015, and is being incorporated by reference into the Registration Statement with File Nos. 333-189150 and 333-189150-01.

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the three months ended 31 March 2015.
Statutory basis Statutory results are set out on pages 2 to 5.
Underlying basis
In order to present a more meaningful view of business performance, the results are presented on an underlying basis excluding items that in management’s view could distort the comparison of performance between periods. Based on this principle, the following items are excluded from underlying profit:
–the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments;
–the effects of certain asset sales and other items;
–volatility relating to the insurance business and insurance gross up;
–Simplification costs, TSB build and dual running costs and the charge relating to the TSB disposal; and
–payment protection insurance and other regulatory provisions.

Unless otherwise stated income statement commentaries throughout this document compare the three months to 31 March 2015 to the three months to 31 March 2014, and the balance sheet analysis compares the Group balance sheet as at 31 March 2015 to the Group balance sheet as at 31 December 2014.

TSB Banking Group plc (TSB)
The Group’s consolidated results include TSB to the date of disposal. As at 31 March 2015, TSB’s assets and liabilities have been deconsolidated and the Group’s 40 per cent interest in TSB has been reported as an asset held for sale at fair value.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.  Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of statements about the future business and economic environments in the United Kingdom (UK) and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the potential for one or more countries to exit the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; terrorist acts, geopolitical events and other acts of war or hostility, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the European Union (EU), the United States or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU State Aid obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies. Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in Lloyds Banking Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

KEY HIGHLIGHTS FOR THE THREE MONTHS ENDED 31 MARCH 2015

Statutory profit of £1,214 million

•	Statutory profit before tax of £1,214 million (three months to 31 March 2014: profit of £1,369 million)

•	Costs increased by 9 per cent to £3,185 million; excluding the charge of £665 million related to the TSB disposal, costs reduced by 13 per cent to £2,520 million

•	Reduction of 59 per cent in impairment charge to £144 million

Continued improvement in financial strength and performance

•	Underlying profit of £2,178 million, an increase of 21 per cent on the first quarter of 2014

•	Underlying income of £4,644 million in the first three months, up 3 per cent

•	Net interest income up 7 per cent, primarily driven by margin improvement

•	Costs flat at £2,289 million, and the impairment charge reduced by 59 per cent to £177 million

•
Strong balance sheet and liquidity position with a CET1 ratio of 13.4 per cent, up 0.6 percentage points in the quarter; a total capital ratio of 22.6 per cent; and a leverage ratio of 5.0 per cent (31 December 2014: 4.9 per cent)

Encouraging start to next phase of strategic journey; continued focus on supporting customers and the UK economy

•	TSB sale is expected to enable the Group to meet its commitment to the EC ahead of the mandated deadline

•	Creating enhanced customer experience through multi-channel, multi-brand strategy; increased investment in digital

•	Continue to become simpler and more efficient through process redesign and automation

•	Delivering sustainable growth in key customer segments

–	Net lending of £1.1 billion to SMEs over the last 12 months, up 4 per cent in a declining market

–	UK Consumer Finance growth of 17 per cent over the last 12 months

–	Continue to target mortgage growth in line with the market; £2.2 billion lent to first-time buyers in the first quarter, providing one in four mortgages

•	UK government stake reduced to 20.95 per cent (as at 23 April 2015)

•	Continue to support the community with contributions through the Lloyds Bank and Bank of Scotland Foundations, which gave over £19 million in grants to charities in 2014

STATUTORY INFORMATION (IFRS)

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months to 31 March 2015		Three months to 31 March 2014
	£ million		£ million

Interest and similar income	4,520		4,922
Interest and similar expense	(2,257)		(2,204)
Net interest income	2,263		2,718
Fee and commission income	847		939
Fee and commission expense	(283)		(293)
Net fee and commission income	564		646
Net trading income	6,377		1,698
Insurance premium income	(319)		1,996
Other operating income	609		506
Other income	7,231		4,846
Total income	9,494		7,564
Insurance claims	(4,951)		(2,935)
Total income, net of insurance claims	4,543		4,629
Regulatory provisions	−		−
Other operating expenses	(3,185)		(2,910)
Total operating expenses	(3,185)		(2,910)
Trading surplus	1,358		1,719
Impairment	(144)		(350)
Profit before tax	1,214		1,369
Taxation	(270)		(207)
Profit for the period	944		1,162

Profit attributable to ordinary shareholders	814		1,148
Profit attributable to other equity holders1	99		−
Profit attributable to equity holders	913		1,148
Profit attributable to non-controlling interests	31		14
Profit for the period	944		1,162

Basic earnings per share	1.2	p	1.6	p
Diluted earnings per share	1.2	p	1.6	p

1
The profit after tax attributable to other equity holders of £99 million (three months to 31 March 2014: £nil) is offset in reserves by a tax credit attributable to ordinary shareholders of £20 million (three months to 31 March 2014: £nil).

SUMMARY CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 March 2015	At 31 Dec 2014
Assets	£ million	£ million

Cash and balances at central banks	56,749	50,492
Trading and other financial assets at fair value through profit or loss	150,740	151,931
Derivative financial instruments	39,493	36,128
Loans and receivables:
Loans and advances to banks	27,312	26,155
Loans and advances to customers	459,516	482,704
Debt securities	1,152	1,213
	487,980	510,072
Available-for-sale financial assets	56,796	56,493
Other assets	57,518	49,780
Total assets	849,276	854,896

Liabilities
Deposits from banks	12,684	10,887
Customer deposits	418,962	447,067
Trading and other financial liabilities at fair value through profit or loss	70,468	62,102
Derivative financial instruments	37,963	33,187
Debt securities in issue	77,652	76,233
Liabilities arising from insurance and investment contracts	117,181	114,486
Subordinated liabilities	25,332	26,042
Other liabilities	39,284	34,989
Total liabilities	799,526	804,993

Shareholders’ equity	43,976	43,335
Other equity instruments	5,355	5,355
Non-controlling interests	419	1,213
Total equity	49,750	49,903

Total equity and liabilities	849,276	854,896

STATUTORY (IFRS) PERFORMANCE

Review of results
The Group recorded a profit before tax of £1,214 million for the three months to 31 March 2015, a decrease of £155 million, or 11 per cent, compared to the profit before tax of £1,369 million for the three months to 31 March 2014. The principal reason for this decrease was a charge of £660 million following the deconsolidation of TSB Banking Group plc (TSB); this comprised a gain of £5 million on disposal of a 9.99 per cent interest and the revaluation of the Group’s remaining 40.01 per cent interest, offset by a provision of £665 million in relation to the Group’s obligations under the Transitional Service Agreement and in respect of IT provision.

Total income, net of insurance claims, decreased by £86 million, or 2 per cent, to £4,543 million for the three months to 31 March 2015 from £4,629 million in the three months to 31 March 2014.

Net interest income decreased by £455 million, or 17 per cent, to £2,263 million in the three months to 31 March 2015 compared to £2,718 million in the same period in 2014.  This decrease reflected an increase of £651 million in the charge within net interest income for amounts allocated to unit holders in Open-Ended Investment Companies, from £62 million in the three months to 31 March 2014 to £713 million in the three months to 31 March 2015.  Excluding this charge, net interest income was £196 million, or 7 per cent, higher at £2,976 million in the three months to 31 March 2015 compared to £2,780 million in the same period in 2014.  The net interest margin increased, reflecting the disposal of lower margin assets which were outside of the Group’s risk appetite at the end of 2014 as well as the continued benefits of reduced funding and liability costs, partly offset by lower asset prices. In addition, the strengthening of the margin relative to the first quarter of 2014 reflects the benefit of the Enhanced Capital Notes (ECNs) exchange in April of 2014.

Other income increased by £2,385 million, or 49 per cent, to £7,231 million in the three months to 31 March 2015, compared to £4,846 million in the same period in 2014, largely due to a £4,679 million increase in net trading income, reflecting higher income from the insurance businesses due to the impact of market conditions on the policyholder assets within those businesses, relative to the three months to 31 March 2014.  These market movements, together with the movement in insurance premium income, were largely offset in the Group’s income statement by a £2,016 million, or 69 per cent, increase in the insurance claims expense, to £4,951 million in the three months to 31 March 2015 compared to £2,935 million in the three months to 31 March 2014, and the impact on net interest income of amounts allocated to unit holders in Open-Ended Investment Companies.  Net trading income within the Group’s banking operations was a profit of £19 million for the three months to 31 March 2015 compared to a profit of £537 million in the three months to 31 March 2014, although this includes mark-to-market losses of £65 million arising from the equity conversion feature of the Group’s Enhanced Capital Notes, compared to a gain of £204 million in the three months to 31 March 2014. Net fee and commission income was £82 million, or 13 per cent, lower at £564 million in the three months to 31 March 2015 compared to £646 million in the three months to 31 March 2014, principally as a result of the sale of Scottish Widows Investment Partnership, which completed on 31 March 2014. Insurance premium income was £2,315 million lower at a deficit of £319 million in the three months to 31 March 2015 compared to income of £1,996 million in the three months to 31 March 2014; underlying income of £1,640 million in the three months to 31 March 2015 was offset by a charge of £1,959 million relating to the recapture by a third party insurer of a portfolio of policies previously reassured with the Group, this charge is offset by an equivalent credit within the insurance claims expense. Other operating income was £103 million higher at £609 million in the three months to 31 March 2015 compared to £506 million in the same period in 2014 reflecting increased income from the movement in value of in-force insurance business.

Total operating expenses increased by £275 million, or 9 per cent, to £3,185 million in the three months to 31 March 2015 compared to £2,910 million in the three months to 31 March 2014; although the three months to 31 March 2015 include a charge of £665 million relating to the disposal of TSB and excluding this item, costs were £390 million, or 13 per cent, lower at £2,520 million in the three months to 31 March 2015 compared to £2,910 million in the three months to 31 March 2014.

STATUTORY (IFRS) PERFORMANCE (continued)

There has been no further provision for PPI in the first quarter. Reactive complaint volumes are 11 per cent lower than the first quarter of 2014 but slightly above expectations and marginally higher than the fourth quarter of 2014 due to seasonality. Remediation and past business reviews are progressing in line with the Group’s expectations. Cash payments for the first quarter total £836 million and are higher than the fourth quarter of 2014, although the Group continues to expect these costs to reduce significantly in the second half of the year. The remaining £1,713 million provision continues to represent the Group’s best estimate of total future costs but a number of risks and uncertainties remain, in particular the total expected future complaint volumes.

Impairment losses decreased by £206 million, or 59 per cent, to £144 million in the three months to 31 March 2015 compared to £350 million in the three months to 31 March 2014; the improvement reflects lower levels of new impairment as a result of effective risk management, improving economic conditions and the continued low interest rate environment.

The tax charge for the three months to 31 March 2015 was £270 million (three months to 31 March 2014: £207 million), representing an effective tax rate of 22 per cent which is higher than the UK corporation tax rate largely as a result of insurance policyholder tax; this compares to an effective tax rate of 15 per cent in the first quarter of 2014, which reflected tax exempt gains on the sales of businesses, including Scottish Widows Investment Partnership.

On 20 March 2015 the Group announced that it had agreed to sell a 9.99 per cent interest in TSB Banking Group plc (‘TSB’) to Banco de Sabadell S.A. (‘Sabadell’) and that it had entered into an irrevocable undertaking to accept Sabadell’s recommended cash offer in respect its remaining 40.01 per cent interest in TSB. The sale of the 9.99 per cent interest completed on 24 March 2015, reducing the Group’s holding in TSB to 40.01 per cent; this sale lead to a loss of control and the deconsolidation of TSB.  The full disposal of TSB is expected to enable the Group to meet its commitments to the European Commission ahead of the mandated deadline.

On the balance sheet, total assets were £5,620 million, or 1 per cent, lower at £849,276 million at 31 March 2015, compared to £854,896 million at 31 December 2014.  Loans and advances to customers decreased by £23,188 million, or 5 per cent, from £482,704 million at 31 December 2014 to £459,516 million at 31 March 2015, principally reflecting the deconsolidation of TSB which lead to a decrease of £21,643 million.  Customer deposits decreased by £28,105 million, or 6 per cent, to £418,962 million compared to £447,067 million at 31 December 2014, principally reflecting the deconsolidation of TSB which lead to a decrease of £24,625 million.  Shareholders’ equity increased by £641 million, or 1 per cent, from £43,335 million at 31 December 2014 to £43,976 million at 31 March 2015 as the retained profit for the period of £913 million more than offset the impact of a negative post-retirement defined benefit scheme remeasurement and other reserve movements.  Non-controlling interests were £794 million, or 65 per cent, lower at £419 million at 31 March 2015, compared to £1,213 million at 31 December 2014, as a result of the deconsolidation of TSB.

The Group’s wholesale funding remained broadly stable at £117 billion at 31 March 2015 (31 December 2014: £116 billion) of which £41 billion (31 December 2014: £41 billion) had a maturity of less than one year. The Group’s liquidity position remains satisfactory with primary liquid assets of £101 billion and a further £102 billion of secondary liquid assets. Primary liquid assets represent over five times the Group’s money-market funding with a maturity of less than one year, and more than two times total short-term wholesale funding.

In March 2015, the Group confirmed that it had received permission from the Prudential Regulation Authority for the redemption of certain series of Enhanced Capital Notes (ECNs). It also confirmed that the Group had been notified by the Trustee for the ECNs that it would seek a declaratory judgement in respect of the interpretation of certain terms of the ECNs. An expedited process has been agreed with the Trustee and the court hearing is expected to take place during the week commencing 18 May 2015. On this basis, the Group has decided to defer exercising the redemption of these ECNs for the time-being. A further update on the redemption of the ECNs will be provided in due course.

The Group's common equity tier 1 capital ratio increased to 13.4 per cent at the end of March 2015 from 12.8 per cent at the end of December 2014, driven by a combination of retained profit and a reduction in risk-weighted assets.

PERFORMANCE ON AN UNDERLYING BASIS

Underlying results
On an underlying basis, the Group’s profit before tax increased by £378 million, or 21 per cent, to £2,178 million in the first three months of 2015, compared to £1,800 million in the same period in 2014.

Underlying income in the first three months of 2015 increased when compared to the same period in 2014. Net interest income was higher than in the first three months of 2014, reflecting continued improvement in net interest margin. The net interest margin improvement reflected the disposal of lower margin assets, which were outside of the Group’s risk appetite, at the end of 2014 as well as the continued benefits of reduced funding and liability costs, partly offset by lower asset pricing. In addition, the strengthening of the margin relative to the first quarter of 2014 reflects the benefit of the Enhanced Capital Notes (ECNs) exchange in April 2014.

Other income, net of insurance claims, decreased in the first three months of 2015 when compared to the first three months of 2014, with the reduction primarily reflecting the disposal of Scottish Widows Investment Partnership in the first quarter of 2014 and lower Retail fees and commissions.

Total costs were flat in the first three months of 2015 when compared to the first three months of 2014 with increased investment in the business offset by the benefits of the Group’s Simplification programme.

The Group continued to experience reductions in the impairment charge in the first three months of 2015. The impairment charge in this period was lower than the charge in the first three months of 2014; the improvement reflects lower levels of new impairment as a result of effective risk management, the reduction in the size of the portfolio of assets which are outside of the Group’s risk appetite, improving economic conditions and the continued low interest rate environment. Impaired loans as a percentage of advances fell and provisions as a percentage of impaired loans increased.

Reconciliation of underlying profit to statutory profit before tax

	Three months to 31 March 2015	Three months to 31 March 2014
	£m	£m

Underlying profit	2,178	1,800
Asset sales	(5)	126
Liability management	(4)	−
Own debt volatility	(66)	200
Other volatile items	(149)	(2)
Volatility arising in insurance business	242	(64)
Fair value unwind	(129)	(140)
Simplification and TSB build and dual running costs	(111)	(466)
Charge relating to TSB disposal	(660)	−
Amortisation of purchased intangibles	(82)	(85)
Profit before tax – statutory	1,214	1,369

PERFORMANCE ON AN UNDERLYING BASIS (continued)

Asset sales
Asset sales comprise the gains and losses on asset disposals (three months to 31 March 2015: loss of £5 million; three months to 31 March 2014: gain of £126 million), principally of assets which were outside of the Group’s risk appetite.

Liability management
Losses of £4 million arose in the three months to 31 March 2015 (three months to 31 March 2014: £nil) on transactions undertaken as part of the Group’s management of its wholesale funding and capital.

Own debt volatility
Own debt volatility includes a loss of £65 million (three months to 31 March 2014: gain of £204 million) relating to the change in fair value of the equity conversion feature of the Enhanced Capital Notes, which principally reflects the ongoing amortisation of the value of the conversion feature over its life. Own debt volatility also includes a gain relating to the change in fair value of the small proportion of the Group’s wholesale funding which was designated at fair value at inception.

Other volatile items
Other volatile items includes the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting, resulting in a charge of £170 million (a charge of £44 million was incurred in the first three months of 2014). Other volatile items also include a positive net derivative valuation adjustment of £21 million (three months to 31 March 2014: a credit of £42 million), reflecting movements in the market implied credit risk associated with customer derivative balances.

Volatility relating to the insurance business
The Group’s statutory profit before tax is affected by insurance volatility caused by movements in financial markets generating a variance against expected returns, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge. Volatility relating to the insurance business increased the Group’s statutory profit by £242 million in the first three months of 2015, principally reflecting higher than expected returns on equity markets. This compares to negative insurance volatility of £64 million in the first three months of 2014 that was driven by weaker than expected equity market performance in that period.

Fair value unwind
The statutory (IFRS) results include the impact of the acquisition-related fair value adjustments arising from the acquisition of HBOS in 2009; these adjustments affect a number of line items.

The principal financial effects of the fair value unwind are to reflect the effective interest rates applicable at the date of acquisition, on assets and liabilities that were acquired at values that differed from their original book value, and to recognise the reversal of credit and liquidity risk adjustments as underlying instruments mature or become impaired. Generally, this leads to higher interest expense as the value of HBOS’s own debt accretes to par and a lower impairment charge reflecting the impact of acquisition balance sheet valuation adjustments.

Simplification and TSB costs
Simplification programme costs were £26 million (three months to 31 March 2014: £294 million)

TSB dual running costs in the quarter were £85 million and there was a net charge of £660 million relating to the deconsolidation of TSB following the agreed sale of the business. The charge reflects the net costs of the Transitional Service Agreement between Lloyds and TSB, the contribution to be provided by Lloyds to TSB in migrating to an alternative IT platform and the gain on sale.

PERFORMANCE ON AN UNDERLYING BASIS (continued)

Payment protection insurance (PPI)
There has been no further provision for PPI in the first quarter of 2015. Reactive complaint volumes are 11 per cent lower than the first quarter of 2014 but slightly above the Group’s expectations and marginally higher than the fourth quarter of 2014 due to seasonality.

Remediation and past business reviews are progressing in line with the Group’s expectations. As a result, cash payments for the first quarter total £836 million and are higher than the fourth quarter of 2014, although the Group continues to expect these costs to significantly reduce in the second half of the year. The remaining £1,713 million provision continues to represent the Group’s best estimate of total future costs but a number of risks and uncertainties remain, in particular the total expected future complaint volumes.

Amortisation of purchased intangibles
A total of £4,650 million of customer-related intangibles, brands, core deposit intangibles and purchased credit card relationships were recognised on the acquisition of HBOS in 2009 and these are being amortised over their estimated useful lives, where this has been determined to be finite. This has resulted in a charge of £82 million in the three months to 31 March 2015 (three months to 31 March 2014: £85 million).

The customer-related intangibles include customer lists and the benefits of customer relationships that generate recurring income. The purchased credit card relationships represent the benefit of recurring income generated from the portfolio of credit cards purchased and the core deposit intangible is the benefit derived from a large stable deposit base that has low interest rates.

CAPITAL AND LEVERAGE DISCLOSURES

	At 31 Mar 2015	At 31 Dec 2014

Capital resources (transitional)	£ million	£ million

Common equity tier 1
Shareholders’ equity per balance sheet	43,976	43,335
Deconsolidation of insurance entities	(1,050)	(824)
Other adjustments	(1,711)	(1,183)
	41,215	41,328
Deductions from common equity tier 1	(9,858)	(10,639)
Common equity tier 1 capital 1	31,357	30,689

Additional tier 1 instruments	9,177	9,728
Deductions from tier 1	(1,033)	(859)
Total tier 1 capital	39,501	39,558

Tier 2 instruments and eligible provisions	14,747	14,530
Deductions from tier 2	(1,370)	(1,288)
Total capital resources	52,878	52,800

Risk-weighted assets
Credit risk	180,931	186,562
Counterparty credit risk	9,598	9,108
Credit valuation adjustment	2,240	2,215
Operational risk	26,279	26,279
Market risk	4,341	4,746
Threshold risk-weighted assets	10,794	10,824
Total risk-weighted assets1	234,183	239,734

Leverage
Total tier 1 capital (fully loaded)	36,713	36,044

Statutory balance sheet assets	849,276	854,896
Deconsolidation and other adjustments	(163,065)	(166,207)
Off-balance sheet items	52,385	50,980
Total exposure2	738,596	739,669

Ratios
Common equity tier 1 capital ratio1	13.4%	12.8%
Transitional tier 1 capital ratio	16.9%	16.5%
Transitional total capital ratio	22.6%	22.0%
Leverage ratio2	5.0%	4.9%

1	Common equity tier 1 capital resources, risk-weighted assets and the common equity tier 1 capital ratio are the same on both fully loaded and transitional bases.
2	Calculated in accordance with CRD IV rules, as amended by delegated act (January 2015).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ G Culmer
Name:	George Culmer
Title:	Chief Financial Officer

Dated:	1 May 2015